Exhibit 11

Statement of Computation of Earnings per Share (in thousands)

Following is the data relating to the weighted average number of shares used in the computation of diluted earning (loss) per share:

	Year ended December 31, 2008	Year ended December 31, 2007

Weighted average number of shares used in the
computation of basic earning (loss) per share	$11,979	$8,651

Add: Net additional shares from the anticipated
exercise of stock options	-	3,132

Weighted average number of shares used in the
computation of diluted earning per share	11,979	11,783

Options which were not included in the computation
of diluted earning (loss) per share due to anti
dilutive effect	$2,322	$173